Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye
-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
MARKET RELEASE
Exhibit 99.1
Dealings in securities
Johannesburg, 1 December 2021: Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Class of securities Ordinary shares
Nature of transaction Off-market restructure of collar hedge over 4 744
961 ordinary shares of the Company with a put
strike price of R45.98 call strike price of R67.02 and
expiry on 30 November 2023
Total value of transaction R218,173,306.78
Mr Froneman entered into and restructured equity funding arrangements with a financial institution that consisted of loan agreements securitised by simultaneous collar hedges and equity lending transactions.
The transactions contained in this announcement relate to the existing hedges previously disclosed in the dealings announcements dated 9 October 2019 and 12 December 2019.
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Ends.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Website:
www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited